SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 – Funcionários
Cep: 30.140-170 – Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
NATIONAL CORPORATE TAXPAYER REGISTRATION (CNPJ/MF):
02.558.154/0001 -29
STATE REGISTRATION (NIRE): 53300005761
PUBLICLY HELD COMPANY

MINUTES OF EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
Held on 12 July 2007

Date, time and place:

On 12 July 2007, at 11:00 am, at the headquarters of Tele Norte Celular Participações S.A. (“Tele Norte” or “Company”), in the city of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários.

Call Notice:

The shareholders of Tele Norte called, upon Call Notice Edict published in the Minas Gerais State Government Gazette in issues on 05, 06 and 07 June 2007 and on 04, 05, and 06 June 2007 in editions of the newspaper Valor Econômico, which was later republished for the purpose of changing the date of the holding of this present Shareholders Meeting, the agenda of same being maintained, in issues of the Minas Gerais State Government Gazette on 21, 22 and 23 June 2007 and in the newspaper Valor Econômico in issues on 21, 22 and 25 June , under the terms of article 124 of Law no. 6.404/76.

Attendance:

Shareholders present representing the majority of voting capital of Tele Norte, in accordance to signatures contained in Shareholders Attendance Book, also, Mr. José Arthur Escodro, member of Company Board of Auditors.

Presiding Board:

The quorum having been verified, under terms of article 125 of Law no. 6,404/76, the Extraordinary General Shareholders’ Meeting was convened by Mr. Oscar Thompson, Chief Executive Officer of Company, Then, Mr. João Felipe Figueira de Mello, in the capacity of representative of shareholder Telpart Participações S.A., took on the Presidency of the works and invited Mr. Rodrigo Nogueira Mendes to be Secretary.

1

This page makes up the Minutes of Extraordinary General Shareholders’ Meeting of Tele Norte Celular Participações S.A.
held on 12 July 2007, at 11:00 am.

Agenda:

1. Resolution about grouping of shares issued by Company.

Resolutions:

Dismissing the reading of the agenda, the shareholders present unanimously resolved that the minutes of this Meeting be drafted in a summarized form, under the terms of article 130, 1st §, of Law no. 6,404/76, being entitled to the right to present manifestations of votes and protests which, after having been received by Presiding Board, shall be filed at Company’s headquarters.

Before opening the works, the President documented receipt of a copy of the Minutes of the Preliminary Meeting of the Signatories of Newtel Participações S.A. Shareholders’ Agreement held on 03 July 2007, at 9:00 am (doc. 01), and a copy of the Minutes of the Extraodrinary General Shareholders’ Meeting of Telpart Participações S.A. held on 12 July, 2007, at 9:00 am (doc. 02), which contain the voting instruction to be followed in this conclave by shareholder Telpart Participações S.A.

Next, the President brought up for discussion and resolution the sole item of the agenda. The grouping of the shares issued by Tele Norte was unanimously approved by votes cast, according to the Proposal of Company’s Administration (doc. 03).

Adjournment:

Having nothing more to address, Mr. President opened the floor to those present, and with no manifestation, the Meeting was adjourned and these minutes drafted, which, read and approved, were signed by shareholders present, and by the President and the Secretary. Publication of these minutes was authorized with the omission of the signatures of shareholders present, under the terms of article 130, 2nd paragraph, of Law no. 6,404/76.

Belo Horizonte, 12 July 2007.

João Felipe Figueira de Mello	Rodrigo Nogueira Mendes
President	Secretary

2

This page makes up the Minutes of Extraordinary General Shareholders’ Meeting of Tele Norte Celular Participações S.A.
held on 12 July 2007, at 11:00 am.

Shareholders Present:

Telpart Participações S.A.

Capital International Emerging Markets Fund

Emerging Markets Growth Fund Inc.

Capital Guardian Emerging Markets Equity Fund For Tax-Exempt Trusts

Capital Guardian Emerging Markets Equity DC Master FundCapital Guardian Emerging Markets Equity Master Fund

Capital Guardian Emerging Markets Restricted Equity Fund for Tax-Exempt Trusts

3

This page makes up the Minutes of Extraordinary General Shareholders’ Meeting of Tele Norte Celular Participações S.A
.. held on 12 July 2007, at 11:00 am.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.